Filed by Charter One Financial, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Alliance Bancorp
Exchange Act file Number 000-20082

CHARTER ONE FINANCIAL INC

Salomon Smith Barney

Financial Services Conference

January 23-25, 2001

Forward-Looking Information

This presentation contains certain estimates of future operating trends for Charter One Financial, Inc., as well as estimates of financial condition and earnings, operating efficiencies, revenue creation, lending origination, loan sale volumes, charge-offs and loan loss provisions. These estimates constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) revenue growth is lower than expected; (2) competitive pressures among depository institutions increase significantly; (3) changes in the interest rate environment reduce interest margins; (4) general economic conditions, either nationally or in the states in which the Company does business, are less favorable than expected; and (5) legislation or regulatory changes adversely affect the businesses in which the Company is engaged.

Disclosure

Charter One Financial, Inc. and Alliance Bancorp will be filing relevant documents concerning their merger with the Securities and Exchange Commission (the "Commission"). We urge investors to read these documents because they contain important information. Investors will be able to obtain the documents free of charge at the Commission's website, www.sec.gov. In addition, documents filed with the Commission by Charter One Financial will be available free of charge from the Investor Relations Dept. of Charter One Financial at 1215 Superior Avenue, Cleveland, Ohio 44114, telephone (800) 262-6301. Documents filed with the Commission by Alliance Bancorp will be available free of charge from the Investor Relations Dept. of Alliance at One Grant Square, Hinsdale, Illinois 60521, telephone (630) 794-8758.

CF Profile

NYSE: CF

		12/31/00
Total assets		$33.0 B
Total deposits		$19.6 B
Book value per share		$11.80
Equity to assets		7.45%
4th Q operating:	ROA	1.36%
	ROE	18.65%
	EPS	$.53

CF Retail Profile

419 Retail Banking Locations



MI
(91)
NY
(124)
VT
(26)
MA
(9)
IL
(57)
OH
(112)

4th Quarter 2000 Highlights

CHARTER ONE FINANCIAL INC

- Operating EPS of $.53, up 8% over yr ago
- Retail banking revenue up 23% over 4Q99
- Recurring G&A of $142 M, down 2% from 4Q99
- Period-end net yield of 2.91%, up from 2.85% at 9/30/00

Overall Credit Profile

	1999	2000
NPAs/assets	.45%	.58%
NPLs/loans	.53%	.68%
NCOs avg loans	.17%	.21%
Allowance to loans:		
1-4	5 bp	5 bp
Energized	168 bp	138 bp
Allowance to NCOs	5.0 yrs	3.7 yrs

Overall Credit Profile

- 97% of portfolio in secured lending
  - 70% by 1-4/multifamily real estate
- Since 1995 - energized assets up 191%
  - annualized net charge-offs up only 4 bp
- Negligible national shared/syndicated credits & indirect auto leasing


CHARTER ONE
FINANCIAL INC
2001
Business Plan

2001 Balance Sheet Goals

Asset Growth

- Balance sheet growth 2-4%
  - consistent with 2000 plan
  - 2000 assets up 3.6% from 12/99
- Fund growth with deposits & equity
- Target capital ratio of 7.5%

Key Production Goals

	2000		2001
	Goal	Actual	Goal
Loan/lease production	$11.5 B	$12.4 B	$12.3 B
- energized assets	6.3 B	6.8 B	6.9 B
HELOCs as % of 1-4 orig:	55%	70%	70%
Increase core deposits	$500 M	$833 M	$1 B
New checking accts	300 K	354 K	415 K
Retail banking revenue	$240 M	$244 M	$296 M

Energized Asset Update

CHARTER ONE FINANCIAL INC

Portfolio Balances

($ in billions)



Energized assets
up 24% in 2000
$14.0
$9.0
$4.0
$4.5 B
$5.4 B
$6.6 B
$8.4 B
$10.8 B
$13.3 B
$15.5 B
Goal
1995
1996
1997
1998
1999
2000
2001

2001 goal of 17% portfolio growth

Restated for mergers

Energized Asset Update

Production as % of Total


60%
40%
20%
Energized assets over half of production in 2000
31.7%
38.3%
39.4%
49.8%
55.3%
58.0%
Goal
1996
1997
1998
1999
2000
2001

Restated for mergers

The Food Chain

Portfolio Yields by Product @ 12/31/00


10.0%
8.0%
6.0%
9.3%*
9.2%
8.9%
8.7%
8.5%
7.3%
7.3%
HELOCs/ 2nds
Leases/ Business
Non-Prime (COCC)
Auto
Commercial R/E
Other Consumer
1-4 loans/ MBS

*Includes impact of tax benefits on leases

The Food Chain


2000 Growth Rates
+65%
+42%
+38%
+26%
+1%
+5%
-8%
HELOCs/2nds
Leases/Business
Non-Prime (COCC)
Auto
Commercial R/E
Other Consumer
1-4 loans/MBS

The Food Chain

CHARTER ONE FINANCIAL INC

"High Octane" Assets



High Octane
Low Octane
No Lead
9.0%
7.0%
5.0%
8.9%
7.3%
7.3%
Leases/Bus
HELOCs/
2nds
Non-prime
Auto
Comm'l R/E
Other
Consumer
1-4 loans
MBS

The Food Chain

"High Octane" Assets


High Octane
Low Octane
No Lead
+30%
+5%
-8%

Why Shift the Balance Sheet

CHARTER ONE FINANCIAL INC

$1 B 1-4 loans to High Octane

5 bp in net yield, or $.05 EPS

Energized Liability Update

Core deposits up

$870 M, or 10% in 2000,

on a de novo basis

Energized Liability Update

Core Account Average Balances

	12/31/99	12/31/00
Checking:		
Int bearing	4,800	5,100
Nonint bearing	2,150	2,700
Checking	3,200	3,800
MMDA & Savings	7,100	9,200
Core accounts	4,800	5,700

Product innovation drives avg balances

Restated for mergers

Energized Liability Update

CHARTER ONE FINANCIAL INC


Core Deposit Growth
$12.0
$8.5
2001 Goal to add
$1 B in core
$7.2 B
$7.4 B
$8.3 B
$8.6 B
$9.4 B
$10.4 B
+10%
+11%
Goal

Energized Liability Update

Core Deposit Growth


Move to 30% checking/
60% core within 3 years
60%
30%
0%
43%
45%
48%
60%
15%*
17%*
20%*
30%*
Goal
1998
1999
2000
2003

*Checking

Restated for mergers

The Other "Food Chain"

Deposit Costs by Product @ 12/31/00



Core = 2.6%
7.0%
3.5%
0.0%
0.0%
2.7%
3.3%
5.9%
DDA
NOW
Savings/MMDA
CDs

The Other "Food Chain"


2000 Growth Rates
+10%
+23%
+5%
-3%
DDA
NOW
Savings/MMDA
CDs

The Food Chain

2000 Portfolio Growth Rates



Core
+10%
CDs
-3%
Total Deposits
+3%

Why Shift the Balance Sheet

$500 M CDs to core

5 bp in net yield, or $.05 EPS

Noninterest Revenue Update

As % of Top-Line Revenue



Noninterest revenue accelerating as % of top-line revenue
30%
20%
10%
17%
18%
18%
21%
24%
30%
1995
1996
1997
1998
1999
2000

Restated for mergers

Retail Banking Revenue Update



($ in millions)
Up at least
20% per year
300
175
50
$73
$95
$130
$161
$197
$244
$296
+30%
+37%
+24%
+22%
+24%
+21%
Goal
1995
1996
1997
1998
1999
2000
2001

Restated for mergers

Power of Retail Revenue

CHARTER ONE FINANCIAL INC

A 20% increase in
retail banking revenue =
$.17/share, or
8% EPS growth


Chicago
Update

Chicago Update

1st Calendar Year a Record

- **Mortgage loans**
  - 1999 - $345 M; 2000 - $783 M
- **Consumer loans**
  - 1999 - $73 M; 2000 - $321 M
- **HELOC cross-sell ratio**
  - 1999 - None; 2000 - 56%
- **MasterMoney purchases**
  - 1999 - Zero; 2000 - $200 M ($2.2 M in fees)

Chicago Update

CHARTER ONE FINANCIAL INC

We continue to view
Chicago as a market with
the highest potential
for our products & services

Alliance Bancorp

1/23/01 - announced acquisition of Alliance Bancorp in Chicago

Chicago Franchise



McHenry
Lake (IL)
Charter One Financial
Alliance Bancorp
Lake Michigan
Kane
Du Page
Kendall
Will
Cook
Lake (IN)
INDIANA
Porter
La Porte

Source: SNL Securities, L.P. and Company reports. Total deposits and number of branches at September 30, 2000.

Alliance Bancorp

CHARTER ONE FINANCIAL INC

- **Alliance financial highlights:**
  - $2.0 B in assets
  - $1.3 B in deposits
  - ROA 1.01%; ROE 12.5%
- **19 branches**
  - $67 M deposits/branch
  - 5 potential consolidations
- **Transaction expected to close 3Q01**
- **Accounted for as a purchase**

Alliance Bancorp

CHARTER ONE FINANCIAL INC

- Increase Chicago share to #6 from #7
  - will now have significant share in 23 local markets, up from 14
- Financially attractive
  - break even in '01
  - adds $.02 - $.03 GAAP EPS in '02
  - IRR 17.6%
- 30% cost saves, 25% in '01 / 75% in '02

Alliance Bancorp

CHARTER ONE FINANCIAL INC

- Price of $24.65 per share
- Transaction value $245 M
- Consideration: 21% cash/79% stock
- Price to:
  - book of 147%
  - 2001 earnings of 13.0 X (First Call consensus)
- Premium to:
  - market of 9.5%
  - deposits of 6.5%

Valuations based on 1/22/01 closing prices

Future Earnings Growth Initiatives

Continue Business Plan execution supplemented by:

- Small business initiatives
- Direct Bank / Internet
- De novo branching

CF Historical Earnings Growth

CHARTER ONE FINANCIAL INC



Originally Reported Operating EPS
(adjusted for stock splits/dividends)
Per Share
Compounded annual earnings growth of:
10 yr - 17.4%
5 yr - 12.5%
$2.25
$1.75
$1.25
$.75
$.25
$.42
$.77
$.83
$1.00
$1.08
$1.16*
$1.35
$1.50
$1.70*
$1.99*
$2.09
$2.30**
*In years with poolings, data is 3 qtrs stand alone, 4th qtr pooled
**First Call estimate
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

CHARTER ONE
FINANCIAL INC

Salomon Smith Barney

Financial Services Conference

January 23-25, 2001